Goodman Global Group, Inc.

5151 San Felipe, Suite 500

Houston, Texas 77056

November 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Attention: Chambre Malone

Re:	Goodman Global Group, Inc.

Registration Statement on Form S-1

File No. 333-166644

Ladies and Gentlemen:

Goodman Global Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-1 (File No. 333-166644), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 7, 2010 and amended on June 11, 2010 and July 2, 2010, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission, and no securities of the Registrant were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to William B. Brentani of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (650) 251-5002. If you have any questions regarding this request for withdrawal, please contact Mr. Brentani at (650) 251-5110.

[Signature Page Follows]

Very truly yours, GOODMAN GLOBAL GROUP, INC.

By:	/s/ Ben D. Campbell
Name:	Ben D. Campbell
Title:	Executive Vice President, Secretary and General Counsel

[Signature Page to Withdrawal Request Letter]